Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
Asia Equity Exchange Group Company Ltd.	Samoa
AEEX (HK) International Finance Service Limited	Hong Kong
Asian & American Consultant (Shenzhen) Co., Ltd.	People’s Republic of China